EXHIBIT 99.16

PRESS RELEASE

Germany: TotalEnergies will install and operate 1,100 High-
Power EV Charge points

Paris/Berlin, 27 September 2023 – TotalEnergies has been awarded a contract for the installation and operation of 1100 high-power charge points (HPC) for electrical vehicles (up to 200 kW) as part of the German government's tender for the "Deutschlandnetz" ("Germany network"). These charging points will be grouped in “EV hubs” at 134 locations in eastern, central and western Germany. These new charge points will entirely be supplied with renewable electricity.

One of the biggest tenders in Europe

The tender launched by the German Federal Ministry for Digital and Transport (BMDV) aims at establishing a nationwide, needs-based and user-friendly fast-charging network of 8,000 additional charge points, at more than 1000 sites throughout Germany. In this context, TotalEnergies will install these 1,100 high-power charge points in rural and urban areas.

High Power Charging (HPC) is a technology that enables compatible electric vehicles to recharge at a power of over 50 kW and up to 300 kW. Depending on the type of vehicle, this level of power can restore a range of 100 kilometers in 6 minutes, and recharge around 80% of the battery in around 20 minutes.

TotalEnergies, a leading player in electric mobility

This latest contract will contribute to the Company’s ambition of operating more than 1,000 high-power EV hubs in Europe by 2028.

After winning in June 2023, the contract to install and operate 500 public charging points (11 kW) for electric vehicles in Berlin, TotalEnergies confirms its role as a major player in electric mobility in Germany and has already installed over 4,500 charges points in the country. TotalEnergies takes over not only the investment but also the entire process from conceptual design and structural implementation to the operation and maintenance of the charging infrastructure.

To ensure a seamless charging experience for electric vehicle drivers, TotalEnergies will equip all its hubs around Europe with various differentiating services such as sanitary and catering facilities and ensure an access to various established payment functions.

"This award represents an outstanding opportunity to make our state-of-the-art HPC hubs available to an even greater number of customers and thus significantly accelerate the market ramp-up of electric mobility in the country. Through this development, TotalEnergies demonstrates its capacity to secure prime locations for HPC-based electromobility in Europe", said Thierry Pflimlin, President Marketing & Services, at TotalEnergies. "In Germany, as in all the markets where we are developing in the field of electric mobility, we are committed to offering a sustainable and reliable charging infrastructure to effectively meet our customers’ needs.”

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About TotalEnergies and electric mobility

With over 48,000 charge points in operation by 2023, TotalEnergies promotes the development of electric mobility on a large scale by investing significantly in the deployment of charging infrastructures for electric vehicles, accessible to as many people as possible. The Company designs and develops mobility solutions to enable its customers to travel with complete peace of mind.

To enable fast charging on highways and on key traffic locations, the Company has already deployed 300 EV fast-charging hubs and is aiming for 1,000 sites by 2028 in Europe.

TotalEnergies supports its business customers in their transition to electric mobility by offering them charge point deployment and supervision services, at work or at their employees' homes. The Company also pursues its deployment in large metropolitan areas around the world, with a portfolio of more than 30,000 charge points operated or being deployed in Paris, London, Brussels, Ghent, Antwerp, Flanders, Amsterdam and its region, Berlin, Singapore, Madrid.

TotalEnergies also offers charging solutions at home for individuals, including an energy supply contract and connected charging services. From the production of renewable electricity to the operation of the charging service, the Company is present across the entire value chain of electric mobility.

About TotalEnergies in Germany

TotalEnergies has been present in Germany since 1955 and currently provides over 4,500 jobs nationwide. In Germany, TotalEnergies offers a wide range of energy products: Lubricants, LPG, heating oil, fuels for aviation and shipping, bitumen and special products for industry. The company also operates one of the most modern crude oil processing plants in Europe in Leuna: TotalEnergies Raffinerie Mitteldeutschland GmbH. TotalEnergies is active in the petrochemicals sector, in the sale of natural gas and of solar solutions from SunPower, and with Hutchinson it offers intelligent solutions for the automotive and aviation industries. In the field of new energies for mobility, TotalEnergies operates a network of around 4,500 charging points for electric vehicles and 22 hydrogen filling stations.

With the opening of the LNG import terminal Deutsche Ostsee in 2023, to which the company is contributing a floating storage and regasification unit (FSRU) and supplying LNG, TotalEnergies will become one of the country's main LNG suppliers.

Most recently, the company has also invested heavily in wind power, winning an auction held by the German Bundesnetzagentur to develop two offshore wind farms in the North and Baltic Seas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies contacts

•         Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•         Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

•         Media Relations in Germany:

o    Annika Schön l +49 162 1333 842 annika.schoen@totalenergies.com

o    Delphine Saucier l +49 162 1333 100delphine.saucier@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).